Exhibit 99.2

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares through members of the the New York Stock Exchange

July 31, 2013

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 3, 2013

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on Tuesday, September 3, 2013, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the following purposes:

1.	The re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the Company’s auditors and the authorizing of the Company’s Board of Directors to determine their fees.

2.	The re-appointment of Mr. Chaim Katzman as a director of the Company.

3.	To re-appointment of Mr. Arie Mientkavich as a director of the Company.

4.	The re-appointment of prof. Yair Orgler as an external director of the Company for a period of three years starting in November 27, 2013.

5.	Approval of the Compensation Policy of the Company.

6.	Approval of the compensation terms of the President of the Company, Mr. Soffer.

7.	Approval of the compensation terms of the Deputy Chairman of the Board, Mr. Mientkavich

In addition, members of our management will be available to review and discuss the financial statements and the Board of Directors’ Report, which are part of the Company’s annual report for the year ended December 31, 2012 (the “Annual Report”).

The Company’s Annual Report was filed on Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on March 21, 2013.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders who hold our ordinary shares through members of the New York Stock Exchange should note that Sections 5.4, 5.5, and 5.6 of the Immediate Report Regarding Calling of Annual General Meeting are not applicable to them.

Shareholders of record at the close of business on August 5, 2013 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting.

If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Eran Ballan
Senior Executive Vice President and General Counsel

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Gazit-Globe Ltd. (the “Company”) to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Tuesday, September 3, 2013 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about July 31, 2013.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Tuesday, September 3, 2013, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	The re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the Company’s auditors and the authorizing of the Company’s Board of Directors to determine their fees.

2.	The re-appointment of Mr. Chaim Katzman as a director of the Company.

3.	To re-appointment of Mr. Arie Mientkavich as a director of the Company.

4.	The re-appointment of prof. Yair Orgler as an external director of the Company for a period of three years from such date.

5.	Approval of the Compensation Policy of the Company.

6.	Approval of the compensation terms of the President of the Company, Mr. Soffer.

7.	Approval of the compensation terms of the Deputy Chairman of the Board, Mr. Mientkavich

In addition, members of our management will be available to review and discuss the financial statements and the Board of Directors’ Report, which are part of the Company’s annual report for the year ended December 31, 2012 (the “Annual Report”) which was furnished as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that was filed with the SEC on March 21, 2013 and is available at http://www.sec.gov.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on August 5, 2013 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

☐	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

☐	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached hereto as Appendix A. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Appendix A

To	To
The Tel Aviv Stock Exchange Ltd.	The Israeli Securities Authority
Through the Magna Reporting System	Through the Magna Reporting System

Dear Sir/Madam,

Re: Gazit Globe Ltd. (hereinafter: the “Company”) – Immediate Report Regarding Calling of Annual General Meeting

The Company hereby respectfully announces that on Tuesday, September 3, 2013 at 11:00 AM (Israel time), an annual general meeting of Company shareholders will be convened at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel. If no quorum is present within one-half hour after the time set for the meeting, the meeting will be adjourned until Tuesday, September 10, 2013 at 11:00 AM (Israel time) and will be held at the same place.

1.	The Issues on the Agenda and the Proposed Resolutions:

1.1.	Financial Statements and Report of the Board

Discussion of the financial statements and the Report of the Board of Directors of the Company (the “Board”) for the year ended December 31, 2012.

The Company’s Annual Report for 2012 dated March 20, 2013 (including the financial statements and the report of the Board for that period) (reference No.: 2013-01-011374) (the “Annual Report”) may be viewed on the distribution site of the Israeli Securities Authority at - www.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at - www.tase.co.il.

1.2.	The Appointment of the Company’s Auditors for 2013 and the Authorizing of the Board of Directors to Determine their Fees

The re-appointment of the accounting firm of Kost, Forer, Gabbay & Kaiserer as the Company’s auditors for 2013 and the authorizing of the Company’s Board to determine their fees.

Pursuant to the rules of the New York Stock Exchange (NYSE), the Company’s Audit Committee has recommended to the Company’s Board and shareholders to reappoint Kost, Forer, Gabbay and Kaiserer as the Company’s external auditors for 2013.

Kost, Forer, Gabbay & Kiserer have no ties to the Company and/or with its subsidiaries, except for serving as its auditors, and from time to time, as tax consultants. For details regarding fees paid for services performed by Kost, Forer, Gabbay & Kasierer for the 2012 year, see Section 5.3 of the “MD&A” section of the Annual Report.

1.3.	Re-Appointment of Directors of the Company

1.3.1.	The re-appointment of Mr. Chaim Katzman, Chairman of the Board, as a Company director, pursuant to Articles 78.1 - 78.3 of the Company’s Articles of Association.

1.3.2.	The re-appointment of Mr. Arie Mientkavich, Deputy Chairman of the Board, as a Company director, pursuant to Articles 78.1 - 78.3 of the Company’s Articles of Association.

1.3.2.1.	Pursuant to the provisions of Articles 78.1 - 78.3 of the Company’s Articles of Association, it is proposed to reappoint Messrs. Chaim Katzman and Arie Mientkavich, who are members of the second group (as defined in Article 78.1.2 of the Company’s Articles of Association, and in accordance with the classification of the general meeting of shareholders that took place on January 12, 2012) and whose service ends on the date of the annual general meeting of shareholders that is the subject of this report, as directors of the Company for another term which shall end at the date of the annual general meeting which is convened in the third year after the annual general meeting that is the subject of this report, that is, the annual general meeting that shall be held in 2016). Messers Chaim Katzman and Mr. Arie Mientkavich will be reappointed as members of the second group.

In accordance with the Company’s Articles of Association, the service of all of the other directors of the Company (that is, Messrs. Dori Segal, Chaim Ben Dor, Dr. Shay Pilpel, Gary Epstein and Douglas Sessler) will continue, other than the external directors, who shall continue to serve for according to the terms set forth in the Companies Law.

1.3.2.2.	Mr. Chaim Katzman, chairman of the Board, has served as a director of the Company since May 1, 1995 and is one of the controlling shareholders (indirectly) of the Company.

1.3.2.3.	Mr. Arie Mientkavich, deputy chairman of the Board, has served as a director of the Company since April 19, 2005, and since then he has been Deputy Chairman of the Board.

1.3.2.4.	For details concerning Mr. Chaim Katzman and Mr. Arie Mientkavich, see Chapter D (Additional Details) of the Company’s Annual Report. Such information is incorporated herein by reference.

1.3.2.5.	In the evaluation of the Company’s Board, in reliance, inter alia, on the declarations of qualifications provided by Mr. Chaim Katzman and Mr. Arie Mientkavich to the Company, Mr. Chaim Katzman and Mr. Arie Mientkavich have “accounting and financial expertise” as defined in Section 240 of the Israeli Companies Law, 5759 - 1999 (the “Companies Law”) and the Companies Regulations (Tests and Conditions for Directors with Accounting and Finance Expertise and for a Director with Professional Qualifications), 5766-2005 (the “Expertise and Qualifications Regulations”).

The declarations of qualifications of Mr. Chaim Katzman and Mr. Arie Mientkavich as directors having financial and accounting expertise are attached as Appendix A’1 and Appendix A’2 to this report.

1.3.2.6.	As of the date of this report, Mr. Katzman is not entitled to any compensation from the Company, other than office holder’s insurance and indemnification that are customary at the Company (for details see Section 2 of Appendix B to this report). For details regarding the remuneration to which Mr. Katzman is entitled from the public subsidiaries of the Company, see the information contained in Article 21 in Chapter D of the Annual Report, which is incorporated herein by reference.

1.3.2.7.	For details about the compensation to which Mr. Mientkavich will be entitled due to his service as a director of the Company, subject to the approval of the shareholders meeting, see section 1.7 hereinafter.

The appointments of each one of Messers Chaim Katzman and Arie Mientkavich will be tabled for voting separately.

1.4.	Re- appointment of Prof. Yair Orgler as an external director of the Company.

The appointment of Prof. Yair Orgler as an external director of the Company, starting from November 27, 2013 and for a period of three years from such date.

1.4.1.	Prof. Orgler has served as a external director of the Company since November 27, 2007, and on November 25 the annual meeting approved his re-appointment as external director for his second service, which is to expire in November 27, 2013 .

1.4.2.	For details concerning Prof. Yair Orgler, see Article 26 in Chapter D of the Annual Report, for which the information contained therein is incorporated here by way of reference.

1.4.3.	In the evaluation of the Company’s Board, relying, inter alia, on the declaration provided to the Company by Prof. Yair Orgler, Prof. Yair Orgler has the financial and accounting expertise as defined in Section 240 of the Companies Law and the Expertise and Qualifications Regulations. The declaration of the qualifications of Prof. Yair Orgler as a director having financial and accounting expertise, in accordance with the provisions of Section 241 of the Companies Law, is attached as Appendix A’3 to this report.

1.4.4.	Upon his appointment as an external director of the Company, Prof. Yair Orgler is entitled to annual remuneration and additional remuneration for participation in meetings of the Board like the other directors of the Company (except for those directors who fill additional positions at the Company). For details about the remuneration and the exemption, insurance and indemnification arrangements to which Prof. Yair Orgler is entitled for his service as an external director of the Company, see Appendix B to this report.

1.5.	Approval of the Compensation Policy for Office Holders

On July 23, 2013, the Compensation Committee resolved, after having examined the data brought before it, and with the assistance of external advisors and after having made the requisite considerations in accordance with Amendment No. 20 to the Companies Law, to recommend to the Board to approve the Compensation Policy for office holders. On July 28, 2013, the Board approved the said policy in the form attached as Appendix C to this report (“the Compensation Policy” or “Policy”).

At the meetings of the Compensation Committee and the Board at which the formulation of the Compensation Policy was discussed, data was brought that assisted in the formulation of the Compensation Policy, including the following: (1) the Compensation Policy conditions; (2) the present compensation conditions of Company office holders; (3) the present ratio between the various compensation components of office holders of the Company and the said ratio in accordance with the proposed policy; (4) the ratio between the compensation of the office holders of the Company and the salaries of other Company employees, including the ratio to the average wage and the median wage of the Company’s employees.

1.5.1.	Summary of the Reasons Given by the Compensation Committee and the Board of Directors in Adopting the Compensation Policy

1.5.1.1.	The Compensation Policy sets forth, inter alia, considerations related to: compensation conditions and the need to create appropriate incentives for office holders in order to advance the Company’s goals; the Company’s work program and policies, based on a long-term view; the risk management policies of the Company and its size; and the nature of the Company’s activities as a real estate company that is geographically widely spread.

1.5.1.2.	The proposed Compensation Policy provides the Company’s management with the tools to enlist and retain office holders with appropriate skills, in the light of the fact that the compensation conditions for office holders are attractive both for those serving in positions and for future candidates for senior positions of the Company.

1.5.1.3.	The variable components in the Compensation Policy, including how they are set and the scope thereof with respect to the fixed components, have been examined considering the position of an office holder and his/her contribution to achieving the Company’s goals and its profitability.

1.5.1.4.	The Compensation Policy gives the Company’s management reasonable discretion when determining the compensation conditions of office holders.

1.5.1.5.	The ratio between the compensation conditions of office holders and other employees of the Company is reasonable and it does not detrimentally influence work relations in the Company, considered, inter alia, in light of the Company’s structure and employees’ status, position and the responsibilities placed on the various office holders of the Company.

For additional details, including the considerations used by the Compensation Committee and the Board in formulating the policies, see the Compensation Policy in Appendix C to this report.

1.5.2.	The Compensation Committee held 11 meetings to discuss the Compensation Policy (on the following dates: April 30, May 12, May 27, June 4, June 17, June 25, July 14, July 15, July 17, July 18 and July 23), and all of the committee members were present at the majority of those meetings. At the meeting of the Compensation Committee at which it was decided to recommend to the Board to approve the Compensation Policy, which was held on July 23, 2013, all members of the Compensation Committee participated, consisting of Dr. Nadine Baudot-Trajtenberg (external director and chirperson of the Compensation Committee), Prof. Yair Orgler (external director), Mr. Ronni Bar-On (external director), Mrs. Noga Knaz (external director), Dr. Shay Pilpel and Mr. Michael Chaim Ben-Dor. At the Board meeting held on July 28, 2013, at which the Compensation Policy was approved, the following directors participated - Mr. Chaim Katzman, Mr. Dori Segal, Mr. Gary Epstein, Ms. Nadine Baudot-Trajtenberg, Mr. Michael Chaim Ben Dor, Mr. Douglas William Sesler, Dr. Shay Pilpel, Mr. Ronni Bar-On and Ms. Noga Knaz. The resolution to adopt the Compensation Policy was adopted unanimously by the Compensation Committee and the Board.

1.5.3.	The Policy will apply to the compensation conditions of all office holders of the Company, including directors fulfilling executive positions of the Company (except for controlling interests of the Company). The Compensation Policy will not apply to senior office holders (who are not office holders of the Company by virtue of the Companies Law) stipulated in Article 21 of the Company’s annual report for 2012.

1.5.4.	The terms of service and employment of the office holders of the Company at the time of the approval of the Compensation Policy by the Board does not materially deviate from the proposed Compensation Policy, save for that as detailed below:

The employment agreement of Mr. Eran Ballan, the vice president and legal counsel and of another office holder of the Company, deviates on one subject from the Compensation Policy, as detailed below:

The Compensation Policy provides that an employment agreement with an office holder may include a provision under which, in the event of dismissal (without cause) or resignation of an office holder during the period of 12 months after the occurrence of a change of control of the Company, the office holder will be entitled to: (1) acceleration of vesting of all equity compensation components allotted to him that have not yet vested by the termination date of such employment; and (2) a special grant of up to 24 monthly salaries.

Notwithstanding the provisions of the Compensation Policy, the said employment agreements provide that in the case of a change of control, the said office holders will be entitled to the above-described benefits and awards even if they remain employed by the Company after the occurrence of the change of control.

The Compensation Committee and the Board determined that the definition of “change of control” in new employment agreements will include only the following scenarios: (a) any instance in which a merger or acquisition transaction has been entered into by the Company, resulting in the holdings of all of the Company’s shareholders (as of immediately prior to the execution of the transaction agreement), directly or indirectly, being less than a certain percentage of the share capital of the Company or of the absorbing company and a new chairman was appointed, other than Chaim Katzman or Dori Segal; or (b) the sale of all or substantially all of the Company’s assets. Notwithstanding that stated above, the existing definition in the above-specified office holder’s agreement also includes a “change of control” scenario in which the present controlling interests of the Company are not represented by the majority of members of the board of directors following the transaction.

The Compensation Committee and the Board discussed the deviation of the said employment agreements from the Policy and reached the conclusion that despite the deviation, this existing agreements need not be amended, for the following reasons (among others): (a) the Compensation Committee and the Board view with importance the continued employment of the relevant office holders, in light of the considerable contribution of each of them to the Company over the years of his service; and (b) the subject employment agreements were duly authorized by the Company, after the competent corporate organs considered all relevant considerations.

The subject employment agreements remain in effect until September 30, 2016.

1.5.5.	At the time of the report, the Company has no valid compensation policy which has been approved in accordance with Section 267A of the Companies Law.

1.6.	Updating of the Terms of Employment of the Company’s President, Mr. Aharon Soffer

The extension of the engagement with Mr. Aharon Soffer as the Company’s President for a period of an additional three years and an updating of his terms of employment.

1.6.1.	Background

Mr. Aharon Soffer has served as the Company’s President since November 1, 2009, when shortly before his appointment, he served as acting President.

Mr. Soffer’s terms of employment have been set forth in an employment agreement dated December 2009 (“the Original Agreement”) and include monthly salary, an annual bonus and equity compensation. For further details regarding the compensation to which Mr. Soffer is entitled under the Original Agreement, see Article 21 of the Company’s annual report.

In light of the adoption of the Compensation Policy for the Company and the fact that Mr. Soffer’s employment agreement is about to expire in accordance with its terms on November 1, 2013, the Compensation Committee and the Board discussed the extension of Mr. Soffer’s contract and related update to the terms of his employment at the Company. The discussion on the updating of Mr. Soffer’s terms of employment was carried out in light of the Compensation Policy, as detailed below.

1.6.2.	The Proposed Terms of Employment

1.6.2.1.	Engagement Term

The term of engagement between the Company and Mr. Soffer will be extended by a further three years, starting from November 1, 2013, up until November 1, 2016, during which Mr. Soffer will serve as the Company’s President on a full-time basis.

The agreement can be terminated by the Company or by Mr. Soffer upon 180 days prior notice. Furthermore, the Company may terminate the agreement without prior notice upon circumstances that enable termination of the agreement without payment of severance pay.

1.6.2.2.	Fixed components - monthly salary and ancillary benefits

The monthly salary of Mr. Soffer will be updated and will stand at NIS 160,000 (gross) per month under the new agreement. The salary will be updated once every calendar year, at the time of the payment of the salary for January of any year, at the rate of the increase of the Israeli Consumer Price Index compared with the index for November 2013.

In addition to the fixed salary, Mr. Soffer will be entitled to ancillary benefits as detailed below: (a) social welfare benefit conditions that do not deviate from what is customary and include an executive insurance policy (bituach menahalim) (including provisions for loss of work capacity) and a study fund (keren hishtalmut), with Mr. Soffer being entitled to instruct the Company to transfer to him amounts which exceed the maximum provision recognized for tax purposes; (b) a car that is appropriate for his position as Company President, including coverage of maintenance expenses and full grossing up of the tax benefit for the use of the vehicle; (c) cell phone and a home Internet line, including grossing up of the tax benefit accruing from such; (d) payment of per diem expenses when staying overseas; and (e) 26 vacation days annually, and the allowance to accrue up to 60 vacation days in total. Mr. Soffer will be entitled to redeem the accumulated vacation days that have not been utilized by him; and (f) sick leave and convalescence pay in accordance with law.

The President is also entitled to indemnification, exemption and insurance under identical conditions as those that apply to the other office holders of the Company.

1.6.2.3.	Variable components - annual bonus

Mr. Soffer will be entitled to an annual cash grant, in a total amount that will not exceed 100% of the base annual salary to which Mr. Soffer is entitled for any year.

The annual bonus will be calculated based on the extent to which the Company meets measurable goals set by the Board, as detailed below, and based on the evaluation of Mr. Soffer’s performance by the Compensation Committee and the Board, at their discretion; provided, that such discretion does not account for more than 20% of the total annual bonus (and, thus, not more than 5.4% of the total compensation to which Mr. Soffer is entitled).

The Company’s goals will take the following parameters into account:

The Parameter	Weight of the Company’s Goals
FFO Per Share	5-15%
Net Asset Value (NAV) [14] per Share	5-15%
Consolidated Leverage Ratio	5-15%
Solo Leverage Ratio	5-15%
The Company’s share performance compared with the relevant indices	15-25%
G&A Expenses Target	15-25%
Board of Directors’ Discretion Regarding the Company’s Performance	up to 20%

The relative weight and the minimum value, the target value and the specific maximum values of each above parameter for any year will be determined by the Compensation Committee and by the Board on an annual basis, after discussing the annual budget of the Company by no later than March of the relevant year, provided that the weight for each parameter for each year will be within the range detailed in the above table. Without derogating from the above, with respect to any year, the Board may replace up to two of the above-specified parameters with two other operative or financial parameters, provided that the subject new parameters are measurable.

Shortly after the date of the approval of the financial statements for any year, the Compensation Committee and the Board will examine the Company’s compliance with the goals set for that year and will prepare a weighted calculation as to whether the goals have been met. The threshold condition for the payment of the annual bonus is the Company’s compliance with the weighted value of the goals at a level of at least 80%. The amount of the actual bonus will be calculated in a linear fashion in the range between the said threshold and the target goals set for any year, provided that it is not greater than an amount equivalent to 100% of the annual base salary to which Mr. Soffer is entitled for the relevant year

In accordance with the Company’s Compensation Policy, Mr. Soffer will repay the Company amounts paid to him as part of his terms of employment of the Company if these are paid to him on the basis of data that winds up being erroneous and that is restated in the Company’s financial statements.

The above-described mechanism is not materially different from the existing annual bonus mechanism of the Company, under which bonuses were paid to office holders of the Company in 2011 and 2012, except that in 2011 and 2012 the value assigned to the Board’s discretion with regard to Mr. Soffer’s performance was 30%. On the assumption that the weight assigned to the Board’s discretion in 2011 and 2012 would not change, then also in accordance with the above-described mechanism, no change would occur to the bonus to which Mr. Soffer was entitled in 2011 and 2012 (NIS 1.5 million and NIS 1.6 million, respectively).

[14]	This parameter is influenced, inter alia, by the evaluation of real estate held for investment. In light of the relatively low weight of the parameter of the total bonus and the fact that the parameter is also influenced by other factors, the evaluation profits have not been neutralised from the calculation formula of the bonus.

1.6.2.4.	Variable Components - Equity compensation

Upon the effectiveness of the new agreement term (i.e., November 2013), the Company will grant Mr. Soffer options to purchase ordinary shares, NIS 1 par value each, of the Company, restricted stock units (“RSUs”) and restricted stock units for which the vesting thereof is conditional on the performance of the Company’s share (“PSUs”), in a quantity that will cost the Company, in the aggregate, as of the grant date, NIS 8.25 million, for the entire agreement term (the options, the RSUs and the PSUs, will hereinafter be jointly referred to as the: “the Equity Compensation Components”). In accordance with the Company’s Compensation Policy, half of the equity compensation will be allotted in options, 25% in RSUs and 25% in PSUs.

The Equity Compensation Components will be allotted to Mr. Soffer in accordance with the Company’s 2011 equity compensation plan (the “2011 Plan”), pursuant to the capital gains track (with a trustee) of Section 102 of the Income Tax Ordinance and subject to the following material conditions:

The exercise price of every option will be the average price of the Company’s stock on the stock exchange on the 30 days preceding the allotment date, provided that it is not less than the nominal value of the Company’s stock. The exercise price will be linked to the Israeli Consumer Price Index known at the date of the award and will be subject to certain adjustments, in accordance with the 2011 Plan.

At the vesting date of the RSUs or the PSUs, as detailed below, Mr. Soffer will pay the nominal value of the underlying shares to which he is entitled upon exercise only. The allotment of the underlying shares for the RSUs or for the PSUs, in effect, does not require Mr. Soffer to provide notice of exercise to the Company.

The vesting period of the options and the RSU’s will be for a period of three years after the allotment date of the options, whilst in every said year one-third of the quantity of the options and one-third of the quantity of the RSU’s allotted to Mr. Soffer will vest. The PSU’s will vest three years after they are granted, upon the fulfillment of the following accumulative conditions: (a) Mr. Soffer is still employed by the Company and (b) the total yield (including distributed dividends) of the Company’s shares during the period of such three years, is at least 20% of the share price as of the grant date of the PSU’s. The final expiration date of all options (provided they have not expired or been exercised beforehand pursuant to the conditions of the 2011 Plan), is four years after the allotment date.

At the time of exercise of the options, Mr. Soffer can choose one of the following two means of exercise: (a) exercise via full payment of the exercise price to the Company, or (b) at the time of exercise Mr. Soffer will not be issued all shares underlying the options, but rather only a quantity reflecting the net cash value of the options (i.e., cashless exercise), and Mr. Soffer will pay the Company, on the exercise date, only the par value of the shares actually issued to him.

Shortly after the date of the actual granting of the equity award components, the Company will publish a report in accordance with the Israeli Securities Regulations (Private Offer of Securities in a Listed Company), 5760 - 2000.

1.6.2.5.	Retirement Conditions

Should the Company seek to terminate Mr. Soffer’s agreement before three years have elapsed (except under those circumstances in which the Company is entitled to terminate the agreement without an obligation to pay severance to Mr. Soffer), or in the event of resignation under circumstances in which the resignation is viewed, by law, as dismissal, or in the case of death or loss of work capacity, Mr. Soffer (or his estate) will be entitled to the following: (a) a 180 day period of prior notice during which Mr. Soffer will be entitled to receive a salary and all conditions and benefits owed to him under his employment agreement; (b) a total amount equivalent to: (1) his full salary and ancilliary social welfare benefits due to him under his employment agreement for a further six months, plus (2) his monthly base salary for another 12 months, or (3) his base monthly salary for the remaining period until the end of the agreement term, whichever is less; (c) a proportionate share of the annual bonus to which he would be entitled for the year in which his service ends; and (d) an acceleration of the vesting period for the full Equity Compensation Components granted to him that have not yet vested. Mr. Soffer will also be entitled to a release of the funds accruing to his credit, in accordance with the arrangement set forth in Section 14 of the Severance Pay Compensation Law.

1.6.2.6.	Termination of the Agreement Due to a Change of Control of the Company.

In the event of the termination of Mr. Soffer’s employment (except under those circumstances in which the Company is entitled to terminate the agreement without the obligation to pay severance compensation), either by him or by the Company, during the 12 months after a change of control of the Company (as such term is defined below), Mr. Soffer will be entitled, immediately upon termination of his employment as stated, and in place of the terms stipulated in Section 1.6.2.5 above, to the following: (a) an acceleration of the vesting period for the full Equity Compensation Components granted to him that have not yet vested; and (b) payment of an amount equal to 200% of his base annual salary in the year in which the change of control has been completed.

For the purpose of this Section - “Change Of Control” shall mean: (a) any instance in which a merger or acquisition transaction has been entered into by the Company, resulting in the holdings of all of the Company’s shareholders (immediately prior to the consummation of the transaction), directly or indirectly, constituting less than 30% of the share capital of the Company or of the absorbing company following the transaction, and a chairman has been appointed for the Company who is not Chaim Katzman or Dori Segal; or (b) the sale of all, or substantially all, of the Company’s assets.

1.6.2.7.	Holding of the Company’s Shares

As provided in the Company’s Compensation Policy, the Board will adopt binding guidelines under which office holders of the Company will hold be required to hold Company stock in a quantity that will be determined by the Compensation Committee and the Board during the period of employment with, or service for, the Company. The said guidelines, when adopted, will also apply to Mr. Soffer, who will be required to act in accordance with them.

1.6.2.8.	Compensation from Companies Controlled by the Company.

If during his period of service as the Company’s President, Mr. Soffer is entitled to any compensation for his service as an office holder of a company controlled by the Company, the subject compensation will be paid directly by the subject company to Mr. Soffer and will reduce, by an equivalent amount, the compensation to which Mr. Soffer is entitled from the Company. For details regarding the compensation to which Mr. Soffer was entitled from companies under the control of the Company in 2012, see Article 21 in Chapter D of the Company’s Annual Report.

1.6.2.9.	Summary of Employment Terms of Mr. Soffer (presented based on cost to the Company, assuming the maximum grant and linear calculation of equity compensation):

Details of Recipient of Bonus				Bonuses for Services (in thousands of NIS)					Total
Name	Position	Job Scope	Rate of Holding in the Corporation’s Capital	Salary	Grant	Share Based Payment	Management Fees/Consultation Fees/ Commission	Other
Aharon Soffer	Company President	Full	0.01%	2,500	1,920	2,750	—	—	7,170

Further Details

1.6.2.10.	Ratio between the Proposed Terms of Employment and the Wages of Other Company Employees

Cost of employing the President in accordance with the proposed conditions (in thousands of NIS)(1)	The ratio between the employment cost of the President and the employment cost(2) of other Company employees (not including office holders)
	Ratio to Average	Ratio to Median
7,170	18	20

(3)	Includes annual salary cost, maximum annual bonus, and expenses for equity compensation (calculated on a linear basis).

(4)	Includes annual salary cost, the bonus actually paid for 2012 and expenses for equity compensation (calculated on a linear basis).

The Compensation Committee and the Board believe that in light of the scope of the duties and the area of responsibility handled by Mr. Soffer and considering the responsibilities placed upon him in connection with the Company’s business and activities, including the residual liability of Mr. Soffer as Company President by virtue of the administrative enforcement provisions, the above compensation gap is reasonable. Due to, inter alia, the manpower structure of the Company and the nature of the Company, it is not expected that such gap will have an impact on work relations at the Company.

1.6.2.11.	Details Regarding Mr. Soffer and His Duties

Mr. Soffer has been employed for approximately 16 years in a number of administrative positions at the Company and at companies under its control, both in Israel and overseas, of which approximately four years have been spent as Company President, preceded by service as the acting President of the Company. Due to the many years in which Mr. Soffer worked in managerial positions of the Company Group, Mr. Soffer has profound knowledge of the group’s business and has great experience and knowledge in various aspects of the Company’s business, which are of great value for achieving the Company’s goals and profitability.

Mr. Soffer holds a bachelor’s degree in economics and management and holds a bachelor’s degree in law, both from the Management College.

Mr. Soffer is not a family member of any interested party of the Company (as defined in the Companies Law).

1.6.2.12.	Description of the Position and the Subjects Handled Therein

Mr. Soffer serves in his position on a full-time basis and bears overall responsibility for the operations of the Company. Furthermore, together with the senior vice president and CFO, Mr. Soffer is responsible for reporting the Company’s market risk management. By virtue of his position, the President takes a central role in every field in which the Company operates, including in the area of debt and capital raising, carried out by the Company, and Mr. Soffer works to locate and examine new investment opportunities. Mr. Soffer also serves, by virtue of his position as Company President, as a director of subsidiaries of the Company.

1.6.3.	The reasons provided by the Compensation Committee and the Company’s Board and the names of the directors who participated in the discussions:

At the Compensation Committee meeting held on July 23, 2013, at which it was resolved to approve Mr. Soffer’s terms of employment, all members of the Compensation Committee participated, consisting of: Dr. Nadine Baudot-Trajtenberg (an external director and the chairman of the Committee), Prof. Yair Orgler (an external director), Mr. Ronni Bar-On (an external director), Ms. Noga Knaz (an external director), Dr. Shay Pilpel and Mr. Michael Chaim Ben-Dor. At the board meeting held on July 28, 2013, at which the terms of service of Mr. Soffer were approved, the meeting was attended, in addition to the members of the Compensation Committee as stated above (excluding Prof. Orgler), also by Mr. Chaim Katzman, Mr. Dori Segal, Mr. Arie Mientkavich, Mr. Gary Epstein and Mr. Douglas William Sesler.

Below are the main considerations that guided the Compensation Committee and the Board in approving Mr. Soffer’s employment terms, as well as the reasons for such approval:

1.6.3.1.	Mr. Soffer has rich business and management experience and has a thorough knowledge of the business of the Gazit Group (the Company and subsidiaries and affiliate companies) in all aspects thereof. Mr. Soffer served for approximately 16 years in a number of administrative positions in the Gazit Group, both in Israel and overseas, of which four years were spent as Company President.

1.6.3.2.	Mr. Soffer has the education required for the execution of his duties. Mr. Soffer holds a bachelor’s degree in economics and management and holds a bachelor’s degree in law, both from the Tel Aviv Management College.

1.6.3.3.	The proposed compensation terms accord with the Company’s Compensation Policy.

1.6.3.4.	In the view of the Compensation Committee and the Board, in accordance with the recommendation of the Company’s chairman, and in light of the familiarity of the Committee members with Mr. Soffer, the compensation terms conform with his professional skills and his extensive knowledge and unique experience which he has accumulated over the years of his work with the Company in general and his years of service as the Company’s President in particular, and the value thereof for the Company’s success. By virtue of the many years in which Mr. Soffer worked in managerial positions of the Company, Mr. Soffer has profound knowledge of the group’s business and has great experience and knowledge in various aspects of the group’s business, which are of great value for achieving the Company’s goals and profitability. Moreover, the Compensation Committee and the Board noted Mr. Soffer’s loyalty to the Company and his great efforts on behalf of the Company in recent years.

1.6.3.5.	The Compensation Committee and the Board approved Mr. Soffer’s terms of employment after being presented, by means of work prepared by Prof. Moshe Zviran, with comparative data regarding the terms of employment of presidents in comparable companies and found that the compensation package proposed for Mr. Soffer does not deviate from that considered customary in comparable companies. In light of such comparative data and considering his professional, business and managerial experience and considering his skills, the Compensation Committee believes that Mr. Soffer’s terms of employment are acceptable and reasonable under the circumstances.

1.6.3.6.	The grant of securities to senior members of management, such as Mr. Soffer, is casrried out with the aim of encouraging their identification with the Company by having them be impacted by the operating results of the Company, as is acceptable both in Israel and worldwide, and it clearly interfaces with the Company’s policies and the policies of its public subsidiaries for the granting of options to office holders and employees, while implementing the Company’s view that equity compensation helps both to enlist new managers and to retain existing managers, in a manner that helps to put into place a superior senior management team with the greatest dedication towards the Company.

1.6.3.7.	After examining the entirety of the proposed terms of employment for Mr. Soffer, in the view of the Compensation Committee and the Board, the proposed terms of employment create a fair relationship between the fixed salary components and the variable salary components making up his total compensation (on the assumption of a maximum annual bonus, the ratio between the fixed and variable components stands at 0.575).

1.6.3.8.	Furthermore, as stated in Section 1.6.2.10 above, the Compensation Committee and the Board compared the proposed terms of compensation for Mr. Soffer with the salary of the other employees of the Company, especially the average and median salary of such employees, and the influence of the gap between them on work relations at the Company, and found that Mr. Soffer’s salary is appropriate, despite the gap with respect to compensation of other employees of the Company, in light of the areas of responsibility handled by Mr. Soffer and the liability imposed upon him in connection with the Company’s business and its activities, including the residual liability of Mr. Soffer as Company President by virtue of administrative enforcement.

1.7.	Approval of the Terms of Service for the Acting Deputy Chairman of the Board of Directors, Mr. Arie Mientkavich

Subject to the renewal of his service as a Company director, approve the terms of service of Mr. Mientkavich for a period of three years.

1.7.1.	Background

Mr. Mientkavich serves as a director and as the acting deputy chairman of the Company’s Board since May 2005 in a partial (50%) capacity and as a Company director.

Mr. Mientkavich’s terms of service have been set forth in an agreement between Mr. Mientkavich and the company entered into in July 2005, as extended and amended in May 2009. In May 2013 the Company’s shareholders approved the extension of the engagement with Mr. Mientkavich, without changes to the terms thereof, up until the date of adoption of the Compensation Policy by the Company. In accordance with the terms of the agreement, Mr. Mientkavich was entitled to a monthly salary (which, at the date of this report stands at approximately NIS 80 thousand per month) and an annual bonus and equity compensation at the discretion of the Board. For further details regarding the present terms of service of Mr. Mientkavich, see Article 21 of the Company’s Annual Report.

In light of the adoption by the Company of the Compensation Policy, the Compensation Committee and the Board discussed the extension of the engagement with Mr. Mientkavich, while updating the terms of his service. The discussion on updating the terms of Mr. Mientkavich’s service was carried out in the light of the Compensation Policy, as detailed below.

1.7.2.	The Proposed Terms of Service

1.7.2.1.	Engagement Term

Subject to the approval of the general meeting of shareholders of the reappointment of Mr. Mientkavich as a Company director, the period of engagement between the Company and Mr. Mientkavich will be extended by another three years, starting from the date of the approval by the shareholders of Mr. Mientkavich’s terms of service, under which Mr. Mientkavich will serve in his position in a partial (50%) capacity.

The agreement can be terminated by the Company or by Mr. Mientkavich by prior notice of 60 days. Furthermore, the Company may terminate the Agreement without prior notice upon circumstances that enable termination by the Company without payment of severance.

1.7.2.2.	Fixed components of compensation- monthly salary and Ancillary benefits

The monthly salary of Mr. Mientkavich will stand at NIS 80,000 (gross) per month. The salary will be updated once every calendar year, at the payment date of the salary in January of each year, at the rate of the increase of the Israeli Consumer Price Index compared with the index for September 2013.

In addition to the fixed salary, Mr. Mientkavich is entitled to ancillary benefits as detailed below: (a) social welfare benefits which do not deviate from what is customary, including: executive insurance policy (bituach menahalim) (including provisions for loss of work capacity) and study fund (keren hishtalmut), under which Mr. Mientkavich may instruct the Company to transfer to him amounts which exceed the maximum provision recognized for tax purposes; (b) a car of a customary type for an officer in Mr. Mientkavich’s position, including maintenance expenses and payment of the gross-up tax amount owed by Mr. Mientkavich for the tax benefit derived from the use of the car; (c) a cell phone and a home Internet line; (d) reimbursement of actual work-related expenses incurred in accordance with the Company’s standard procedures; (e) 28 vacation days annually (based on a value of 50% for each day worked by him, corresponding to his 50% capacity) which may be accumulated over a period of two years (Mr. Mientkavich will be entitled to exchange the accumulated vacation days that have not been utilized by him for cash); and (f) sick leave and convalescence pay in accordance with Israeli law.

Mr. Mientkavich is also entitled to indemnification, exemption and insurance under conditions that are identical to those to received by other office holders of the Company.

1.7.2.3.	Variable components of compensation- annual bonus

Mr. Mientkavich will be entitled to an annual cash bonus, in a total amount which will not be greater than NIS 500,000.

The annual bonus will be calculated based on the extent to which measurable goals are met by the Company, as detailed below, which goals also include a 20% component to be determined at the discretion of the Compensation Committee and the Board based on the Company’s performance.

The Company’s goals will take the following parameters into account:

The Parameter	Weight of the Company’s Goals
FFO Per Share	5-15%
Net Asset Value (NAV) [15] per Share	5-15%
Consolidated Leverage Ratio	5-15%
Solo Leverage Ratio	5-15%
The Company’s share performance compared with the relevant indices	15-25%
G&A Expenses Target	15-25%
The Board of Directors’ Discretion Regarding the Company’s Performance	up to 20%

The relative weights and the minimum value, the target value and the specific maximum values of each parameter for any year will be determined by the Compensation Committee and by the Board on an annual basis, after discussing the annual budget of the Company by no later than March of the relevant year, provided that the weights for any year will be within the range detailed in the above table. Without derogating from the above, with respect of any year, the Board may replace up to two of the above-specified parameters with two other operative or financial parameters, provided that the new goals are measurable.

[15]	This parameter is influenced, inter alia, by the real estate valuation for investment. In light of the relatively low weight of the parameter of the total bonus and the fact that the parameter is also influenced by other factors, the valuation profits have not been eliminated from the calculation formula of the bonus.

At about the time of the approval of the financial statements for any year, the Compensation Committee and the Board will examine the Company’s achievement of the goals set for that year and will prepare a weighted calculation of achievement of goals. The threshold condition for the payment of an annual bonus shall be the Company’s achievement of the weighted targets at a level of at least 80%. The actual bonus will be calculated on a linear basis based on the base salary, in a range between the stated threshold condition (80%) and the targets to be determined for any given year, provided that the bonus is not greater than NIS 500,000.

In accordance with the Company’s Compensation Policy, Mr. Mientkavich will repay the Company amounts paid to him if paid to him on the basis of data that is erroneous.

If the above stated mechanism had applied to Mr. Mientkavich in 2011 and 2012, he would be entitled to a bonus of NIS 500,000 in each such year.

Variable Components - Equity Compensation

The Company will grant Mr. Mientkavich options to purchase ordinary shares, NIS 1 par value each, of the Company, RSUs and PSUs, in a quantity reflecting overall cost to the Company, as of the grant date, equal to NIS 3 million, over the course of the entire agreement term (the options, RSUs and PSUs, will hereinafter be jointly referred to as the: “the Equity Compensation Components”). In accordance with the Company’s Compensation Policy, half of the equity compensation will be allotted in options, 25% in RSUs and 25% in PSUs.

The Equity Compensation Components will be granted to Mr. Mientkavich in accordance with the 2011 Plan, under the capital gains track (with a trustee) pursuant to Section 102 of the Israeli Income Tax Ordinance and subject to the following specified material conditions:

The exercise price of every option will be the average price of the Company’s stock on the stock exchange during the 30 days preceding the grant date, provided that it is not less than the par value of the Company’s stock. The exercise price will be linked to the Israeli Consumer Price Index at the grant date and will be subject to customary adjustments, in accordance with the 2011 Plan.

At the vesting date of the RSUs or the PSUs, as detailed below, Mr. Mientkavich will pay the nominal value of the underlying shares to which he is entitled only. Exercise of the RSUs or the PSUs does not require providing exercise notice to the Company.

The vesting period of the options and the RSUs will be for a period of three years after the grant date of the options. In each such year one-third of the quantity of the options and one-third of the quantity of the RSU’s allotted to Mr. Mientkavich will vest. The PSU’s will vest three years after the grant date thereof, upon the fulfillment of the following accumulative conditions: (a) Mr. Mientkavich still serves as a director of the Company; and (b) the total yield (including distributed dividends) of the Company’s stock during the three year period equals or exceeds 20% of the share price as of the grant date of the PSUs. The final expiration date of all options (provided they have not expired or been exercised beforehand pursuant to the conditions of the 2011 Plan), is 4 years following the grant date thereof.

At the time of the exercise of options, Mr. Mientkavich can choose one of the following two means of exercise: (a) exercise via payment of the full cash exercise price to the Company; or (b) cashless exercise, in which case Mr. Mientkavich will pay the Company only the nominal value of the shares being issued to him upon such cashless exercise.

For further details regarding the equity compensation components, see the Company’s report in accordance with the Securities Regulations (Private Offer of Securities in a Listed Company), 5760 - 2000, published together with this report.

1.7.2.4.	Retirement Conditions

At the end of the term of the employment agreement, or upon termination by the Company of the Agreement before three years have elapsed (except under circumstances in which the Company need not pay severance), Mr. Mientkavich will be entitled to: (a) 60 days prior notice during which he will be entitled to receive base salary and all benefits and conditions owed to him under the employment agreement (which does not apply in the case of the termination of the agreement at the end of its term); (b) an adjustment payment equal to the sum of six monthly salaries (including fringe benefits) that will be paid to Mr. Mientkavich in six consecutive monthly payments. During the period of the notice and adjustment payment, Mr. Mientkavich will be entitled to continue to use the car and cell phone provided to him by the Company.

1.7.2.5.	Ownership of Company Shares

As stated of the Company’s Compensation Policy, the Board will adopt binding guidelines under which office holders of the Company will be required to hold company stock in a quantity which will be determined by the Compensation Committee and the Board during the period of employment by the Company. Such guidelines, when adopted, will also apply to Mr. Mientkavich, who will undertake to act in accordance with them.

1.7.2.6.	Summary of employment terms:

Details of Receiver of the Bonus				Bonuses for Services (in thousands of NIS)						Total
Name	Position	Job Scope	Rate of Holding in the Corporation’s Capital	Salary	Grant		Equity compensation	Management Fees/Consultation Fees/Commission	Other
Arieh Mientkavich	Acting Chairman of the Board of Directors	50%	0.03%	1,320	500	*	1,000	—	—	2,820

*	On July 23, 2013, the Compensation Committee approved, subject to the approval of the Company’s Compensation Policy by the shareholders, the payment of part of the annual bonus, in the sum of NIS 180,000, after the Committee was satisfied that had the Compensation Policy also applied for the 2012 bonus, Mr. Mientkavich would have been entitled to an overall grant in the sum of NIS 500,000.

1.7.3.	Further Details

1.7.3.1	Ratio Between Proposed Terms of Employment and the Wages of the Other Company Employees

Employment Cost in accordance with the proposed conditions (in thousands of NIS) (1)	The ratio between the employment cost of Mr. Mientkavich and the employment cost(2) of the other Company employees (not including office holders)
	Ratio to Average	Ratio to Median
2,820	7	8

(3)	Includes cost of annual salary, maximum annual bonus, and expenses for equity compensation (calculated on a linear basis).

(4)	Includes the cost of annual salary, the bonus actually paid for 2012 and expenses for equity compensation (calculated on a linear basis).

The Compensation Committee and the Board believe that in light of the areas of responsibility handled by Mr. Mientkavich and considering the responsibility placed upon him in connection with the Company’s businesses and its operations, the said gap in employment cost relative to other employees of the Company is reasonable. In light of the manpower structure of the Company and the character of the Company, such gap is not expected to influence labor relations of the Company.

1.7.3.2	Details Regarding Mr. Mientkavich and His Position

Mr. Mientkavich has served in his position since 2005. The significant experience of Mr. Mientkavich in senior positions in capital markets in general and as a director of the Company in particular are of great importance for the Company and contribute greatly to the Company’s activities and profitability.

Mr. Mientkavich holds an bachelor’s degree in law and a bachelor’s degree in political science, both from the Hebrew University, Jerusalem.

Mr. Mientkavich in not a family member of any interested party of the Company (in each case, as defined in the Companies Law).

1.7.3.3	Description of the Position and the Subjects Handled Therein

By virtue of his position, Mr. Mientkavich plays a significant role in the Company’s business in Israel. As such, Mr. Mientkavich serves, without additional consideration, as chairman of the board of directors of Gazit Globe Israel (Development) Ltd. and as chairman of public companies in the A. Dori Group Ltd.

1.7.4.	The reasons provided by the Compensation Committee and the Company’s board of directors and the names of the directors who participated in the discussions:

In the Compensation Committee meeting held on July 23, 2013, in which it was resolved to approve Mr. Mientkavich’s terms of employment, all members of the Compensation Committee participated, including: Dr. Nadine Baudot-Trajtenberg (an external director and the chairman of the Committee), Prof. Yair Orgler (an external director), Mr. Ronni Bar-On (an external director), Mrs. Noga Knaz (an external director), Dr. Shay Pilpel and Mr. Michael Chaim Ben-Dor. At the Board meeting held on July 28, 2013, at which the terms of service of Mr. Mientkavich were approved, the meeting was attended by, in addition to the members of the Compensation Committee named above (but excluding Prof. Yair Orgler): Mr. Chaim Katzman, Mr. Dori Segal, Mr. Arie Mientkavich, Mr. Gary Epstein and Mr. Douglas William Sesler, constituting all members of the Company’s board of directors.

Below are the main considerations that guided the Compensation Committee and the Board and the reasons of the Audit Committee and the Board in approving Mr. Mientkavich’s terms of service:

1.7.5.	Mr. Mientkavich has served in his position with the Company since 2005 and has a great deal of professional experience in his field of employment, which contributes greatly to the Company’s activities and business. The contribution of Mr. Mientkavich to the Company as expressed during his years of service, are significant, and the compensation for such is reasonable under the circumstances of the matter. As such, account has also been taken of the fact of Mr. Mientkavich’s appointment, starting from the middle of 2012, as chairman of the A. Dori Group Ltd., without any additional compensation.

1.7.6.	The Compensation Committee and the Board found that the compensation terms of Mr. Mientkavich are appropriate for his position, experience, fields of responsibility and his skills and constitute an incentive for him to continue to devote his skills and efforts in promoting the Company’s business in his duties as the acting deputy chairman of the board of directors.

1.7.7.	Moreover, the Compensation Committee and the Board found that the proposed terms of engagement are similar in substance to the terms of engagement with Mr. Mientkavich under his existing agreement with the Company.

1.7.8.	Mr. Mientkavich’s compensation terms are consistent with the Company’s Compensation Policy.

1.7.9.	Moreover, the Compensation Committee and the Board found that grant of securities to members of senior management, such as Mr. Mientkavich, increases their degree of identification with the Company by means of participating in the operating results of the Company (as reflected in the share price) as is customary in Israel and internationally, and it is clearly consistent with the policies of the companies and its public subsidiaries to grant options to office holders and employees, while also implementing the Company’s goal whereby equity compensation has significance both in enlisting new managers and in retaining existing managers, which enables maintaining a superior senior management team with the highest level of dedication towards the Company.

1.7.10.	After examining the overall proposed compensation terms for Mr. Mientkavich, it is the view of the Committee and the Board that the proposed compensation terms are reasonable and appropriate and create an appropriate balance between the fixed and the variable salary components constituting his total compensation.

1.7.11.	Furthermore, the Compensation Committee and the board of directors compared the proposed terms of compensation for Mr. Mientkavich with the salary of the other employees of the Company, and especially with the average and median salary of employees and the influence of the gap between them on work relations at the Company, and found that the proposed compensation is appropriate, despite the gap compared to other employees of the Company, in light of the areas of responsibility handled by Mr. Mientkavich and considering the liability imposed upon him in connection with the Company’s business and its activities.

2.	Personal Interest

In light of the fact that the terms of service and employment of all of the directors are regulated under the Compensation Policy, all of the directors of the Company are likely to have a personal interest in the approval of the Compensation Policy. In light of the provisions of Section 278(b) of the Companies Law, all members of the Compensation Committee participated in the discussions and vote at meetings of the Committee for the approval of the Compensation Policy, and all members of the Board (except Mr. Arie Mientkavich) participated in the Board discussion and vote.

Mr. Arie Mientkavich, the acting deputy chairman of the board of directors, has a personal interest in the approval of the Compensation Policy, so far as it deals with the terms of his service, and has a personal interest in the approval of his terms of service that are specified in Section 1.7 above.

3.	Details on Control of the Company

Norstar Holdings Inc. “Norstar”), which is a foreign resident company registered in Panama whose securities are listed on the Tel Aviv Stock Exchange Ltd., holds a controlling interest in the Company. Up until January 31, 2013, the controlling interest in Norstar was held by Mr. Chaim Katzman, who is also chairman of the board of directors of the Company and of Norstar, and who holds shares in Norstar through private companies under his ownership and via ownership of family members (approximately 29.5% of the issued share capital of Norstar), directly and indirectly, and through First U.S. Financial LLC, which holds approximately 19.31% of the share capital of Norstar (“FUF”, hereinafter jointly with Mr. Katzman - the “Katzman Group”). On January 31, 2013, the Katzman Group entered into a shareholders agreement with Mr. Dori Segal, deputy acting chairman of the Board of the Company and a director and shareholder in Norstar (holding approximately 9.62% of the share capital of Norstar) and his wife, Mrs. Erica Ottoson, a shareholder in Norstar (holding approximately 6.36% of the share capital of Norstar) and in FUF, with respect to their holdings in Norstar. Upon entry into such agreement, Mr. Dori Segal and Mrs. Erica Ottosson have become part of the group controlling Norstar, alongside the Katzman Group. For details about the shareholders agreement, see the Company’s immediate report filed January 31, 2013 (reference No.: 2013-01-025968). The information contained therein is incorporated herein by reference.

4.	The Required Majority for the Adoption of the Resolutions

4.1.	For the approval of the proposals stated in Sections 1.2 (appointment of the auditing accountant), 1.3.1 (re-appointment of Mr. Chaim Katzman as director of the Company) and 1.3.2 (re-appointment of Mr. Arie Mientkavich as a director of the Company), a simple majority is needed.

4.2.	For the approval on the proposals stated in Section 1.4 (the re-appointment of Mr. Yair Orgler as an external director of the Company), Section 1.5 (Approval of the Company Compensation Policy) and Section 1.6 (employment terms of Mr. Soffer), pursuant to Sections pursuant to Sections 239(b), 267A(b) and 272(C1)(1) of the Companies Law, respectively, it is required that in addition to a simple majority, one of the following two conditions be met:

A.	The majority in favor of the proposals must include a majority of votes of all shareholders participating in the vote who do not hold controlling interests in the Company and who do not have a personal interest in the approval of the proposals (with regard to proposal stated in section 1.4 above- except for a personal interest that does not result from his ties with a controlling interest). For purposes of determining whether the foregoing conditions have been met, abstentions are not counted.

B.	The total votes from disinterested, non-controlling shareholders referred to in sub-paragraph (A) above shall not exceed two percent (2%) of all of the voting rights in the Company.

5.	The Time and Place for the Convening of the Meeting, the Quorum, the Record Date and the Manner of Voting[16]

5.1.	The annual general meeting will be convened on Tuesday, September 3, 2013 at 11:00 at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

5.2.	A quorum shall be formed when at least two shareholders are present, personally or by proxy, jointly holding at least 35% of the voting rights of the Company. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned until Tuesday, September 10, 2013 at 11:00 AM (Israel time) and will be held at the same place. If, at the adjourned meeting no quorum is present within one-half hour after the time set for the start of the meeting, then a quorum will be deemed present if at least two shareholders with voting rights are present, personally or by proxy, jointly holding at least 30% of the voting rights of the Company.

5.3.	The record date for determining a shareholder’s right to vote at the meeting, as stipulated in Section 182 (b) of the Companies Law, is the close of business on Monday, August 5, 2013 (hereinafter: the “Record Date”).

5.4.	Under the Companies Regulations (Proof of Ownership of a Share for Voting at a General Meeting), 5760 – 2000, a shareholder, in whose name a share has been registered with a member of the Tel Aviv Stock Exchange Ltd. (“TASE”) and that share has been included in the shares of the Company registered in the Company’s Israeli Shareholders Registry, should provide the Company with confirmation from the member of the TASE with whom his right to the share is registered, regarding his ownership of the share, at the Record Date, pursuant to Form 1 in the Schedule to the above Companies Regulations.

5.5.	A power of attorney for participating and voting at the general meeting must be deposited at least 48 hours before the date of the meeting, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

5.6.	The distribution site of the Israeli Securities Authority (the “Distribution Site”) and the website of the TASE, at which the wording of the proxy statement and position papers can be found, as defined in Section 88 of the Companies Law, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by proxy statement will be done on the second part of the proxy statement as published on the Distribution Site. A shareholder may request directly from the Company to receive the wording of the proxy statement and the position notice from it (if any). The stock exchange member will send by email, without consideration, a link to the wording of the proxy statement and the position statements, on the Distribution Site, to every shareholder who is not registered in the Shareholders Register and whose shares are registered with that stock exchange member, unless the shareholder has filed notice that he is interested in such vote, provided that the notice is given vis-à-vis a specific securities account and at a date earlier than the Record Date. A shareholder whose shares are registered with a stock exchange member is entitled to receive approval of ownership from the stock exchange member through whom he holds the shares, at a branch of the stock exchange member or by mail to his address in consideration for dispatch fees only, if he has requested such. A request in this matter will be given in advance to a specific securities account. A proxy card must be delivered to the Company’s offices, at the above address, in such a manner so that the proxy card reaches the Company’s offices by no later than 72 hours before the time for the convening of the meeting. The last date for the delivery of the position notice to the Company is ten days after the Record Date. The Company does not allow for voting via the internet.

[16]	Please note Sections 5.4 through 5.6 are not applicable to shareholders of the Company’s U.S.-traded shares.

5.7.	One or more shareholders holding shares, at the Record Date, constituting 5% or more of the total outstanding voting rights of the Company (i.e. 8,789,244 shares), and anyone holding such a right out of the total outstanding voting rights of the Company that are not held by a controlling shareholder of the Company, as defined in Section 268 of the Companies Law (i.e. 4,307,466 shares), is entitled to view the proxy card and position statements as specified in Section 10 of the Companies Regulations (Voting in Writing and Position Statements), 5766 – 2005.

6.	Viewing of Documents

The wording of the proposed resolutions may be viewed at the Company’s offices at the above-indicated address, during regular office hours and after prior arrangement (telephone: +972-3-6948000, Fax: +972-3-6961910).

7.	Company representatives, regarding this report

Maya Liquornik Adv.; Tomer Sela Adv.

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Rd., Ramat-Gan

Tel: +972-3-6103100; Fax: +972-3-6103111.

Gazit - Globe Ltd.

/s/ Eran Ballan
By: Eran Ballan, Senior Executive Vice President and General Counsel

/s/ Varda Zuntz
By: Varda Zuntz, VP of Corporate Responsibility and Member of the Executive Committee

Appendix A - Declaration of the Qualifications Candidate to Serve as Director

Appendix A’1 - Declaration of the Qualifications of Mr. Chaim Katzman, Candidate to Serve as Director

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Chaim Katzman, I.D No. 030593859, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(g)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(h)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[17], 226A18 and 227[19] of the Law.

5.	I am aware that pursuant to Section 241 of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

July 9, 2013

Signature

[17]

Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[18]

Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public or private company issued bonds to the public.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company or any private company issued bonds to the public.

[19]

Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

Chaim Katzman is the founder, controlling shareholder and Chairman of Gazit-Globe (TASE / NYSE: GZT). Mr. Katzman is also the Chairman of Norstar (formerly Gazit Inc.), the parent company of Gazit-Globe. Mr. Katzman has served as Chairman of Gazit-Globe and Norstar, since 1998 and 1991, respectively.

In June 2010, Mr. Katzman was appointed Chairman of Citycon Oyj (OMX: CTY). Mr. Katzman also serves as Chairman of the Board of Equity One (NYSE: EQY), a leading U.S. Real Estate Investment Trust (REIT) he founded in 1992. He served as EQY Chairman & CEO from 1992 to 2006. Mr. Katzman also serves as Chairman of First Capital Realty (TSX: FCR) since 2000. In 2008, Mr. Katzman was named Chairman of Atrium European Real Estate (VSX and Euronext Amsterdam: ATRS).

A pioneer of the retail investment and development industry, Mr. Katzman is a member of the International Council of Shopping Centers (ICSC), the National Association of Real Estate Investment Trusts (NAREIT), the Real Estate Roundtable and the Association of Foreign Investors in Real Estate (AFIRE) and a trustee of the Urban Land Institute (ULI).

Mr. Katzman is also the founder of the Gazit-Globe Real Estate Institute at the Interdisciplinary Center (IDC) in Herzliya, Israel.

Mr. Katzman is a graduate of Tel Aviv University Law School

Appendix A’2 - Declaration of the Qualifications of Mr. Arie Mientkavich, Candidate to Serve as Director

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Arie Mientkavich, I.D No. 000129320, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(i)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(j)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[20], 226A21 and 227[22] of the Law.

5.	I am aware that pursuant to Section 241 of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

July 10, 2013

Signature

[20]

Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[21]

Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public or private company issued bonds to the public.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company or any private company issued bonds to the public.

[22]

Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

ARIE MIENTKAVICH

Personal Profile

Current Positions

As of April 2012, Chairman of the Board, U. Dori Group Ltd.

As of January 2007, Chairman of the Board, Elron Electronic Industries Ltd.

As of January 2007, Chairman of the Board RDC - Rafael Development Corporation Ltd

As of January 2007, Chairman of the Board Clal tourism ltd.

As of July 2006, Chairman of the Board, Gazit Globe (Development) Ltd.

As of May 2006, Deputy Chairman of the Board, IDB Holding Corporation Ltd.,

As of May 2005, Deputy Chairman of the Board, Gazit Globe, Ltd.

As of August 2007, Member of the Advisory Board of National Defense College of Israel.

Former Positions

From November 1997 to January 2006, Chairman of the Board, Israel Discount Bank Ltd. and its main subsidiaries; Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds Ltd.

From 2001 to January 2006, Chairman, Israel Discount Capital Markets and Investments Ltd.

From 1987 to 1997 served as Active Chairman of the Board, Israel Securities Authority, the Israeli equivalent of the American SEC, carried out far-reaching reforms which shaped the structure of the Authority and the nature of the Israeli Capital Markets. In this capacity executed a wide array of related legislation.

From 1998 -2006, served as a Member of the Advisory Board of the Bank of Israel; Israel’s equivalent of the Federal Reserve.

In the years 1979 to1987 served as General Counsel to the Ministry of Finance, a role which entailed overall responsibility for legislation and supervision in the areas of finance, budget and banking. A most significant part of role, at that time, was leading the Bank Share Arrangement, after the collapse of the bank shares in 1983-4.

During the years 1972 through1979, served in a number of positions in the Ministry of Finance which included the Foreign Currency Division and culminating in the position of Deputy General Counsel.

Community and Public Activities

Chairman of the Board of Trustees of the Academy of The Quality of Government Movement In Israel;

Chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of Public Health.

Mr Mientkavich received the award of Knight of Quality Government in 1995 by the Movement for the Quality of Government in Israel.

Public Activities in the Area of Holocaust Rememberance

Chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel.

In addition, Mr Mientkavich, has been active in the organization of the annual March of the Living to the Concentrations camps.

Past Public Positions

Member of the Board, Israel Land Administration and Chairman of its Tender Exemption Committee; Chairman of the Board, Paz Investments Ltd.; Member of the Board, Paz Oil Company Ltd.; Member of the Board, El Al Israel Airlines

Education

Mr Mientkavich holds degrees in Political Science (1968) and in Law (1970) from the Hebrew University, Jerusalem and was admitted to the Israeli Bar in 1972.

He speaks Hebrew, English and Polish.

Biographic

Mr Arie Mientkavich was born in 1942, and grew up and was educated in Jerusalem, where he now resides. He is married and the father of four children.

Appendix A’3 - Declaration of the Qualifications of Yair Orgler, Candidate to Serve as External Director

STATEMENT OF A CANDIDATE TO SERVE AS AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Yair Orgler, Israeli I.D No. 001210541, having agreed to be appointed and to serve as an External Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(k)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(l)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[23], 226A24 and 227[25] of the Law.

5.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

6.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

7.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

8.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

[23]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[24]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[25]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

9.	Without derogating from section 5 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[26] of the Companies Law.

10.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

11.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

12.	Prior to my consent to serve as an External Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an External Director of the Company.

13.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an External Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

14.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

June 30, 2013

Date	Signature

[26]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

July 2013

YAIR E. ORGLER

Curriculum Vitae

Office	Residence

The Leon Recanati Graduate	19 Yaakov Street
School of Business Administration	Tel Baruch, 69015
Tel Aviv University	Tel Aviv, Israel
P.O. Box 39010	Tel: +972-3-6477666
Tel Aviv, Israel 69978	Fax:+972-1533-6475185
Cell: +972-54-4433892

E-mail: orgler@post.tau.ac.il

Personal Data

Date of Birth:	October 10, 1939
Place of Birth:	Tel Aviv, Israel
Marital Status:	Married + Two Daughters + Four Grandchildren

Education

1963	B.Sc.	Technion - Israel Institute of Technology
Haifa, Israel
Industrial and Management Engineering

1965	M.Sc.	University of Southern California
Los Angeles, California, U.S.A.
Industrial Engineering

1967	M.Sc.	Carnegie-Mellon University
Pittsburgh, Pennsylvania, U.S.A.
Industrial Administration

1967	Ph.D.	Carnegie-Mellon University
Pittsburgh, Pennsylvania, U.S.A.
Major: Industrial Administration - Finance
Minor: Economics

Major Research and Teaching Interests

Corporate Governance

Bank Management

Short-Term Financial Management

Academic and Research Experience

1969 - present	Faculty of Management
2003 - Professor Emeritus
1977 - Full Professor
1972 - Associate Professor
1969 - Senior Lecturer

2000 - 2005	Chairman, Executive Council, Academic College of Tel Aviv-Yaffo

1982 - 2003	Incumbent of The Goldreich Chair in International Banking
Tel Aviv University

1999 - 2003	Member, Board of Directors
United States Israel Educational Foundation (U.S.I.E.F.)

1998 - 2001	Director, Multinational Finance Society

1985 - 1990	Vice Rector
Tel Aviv University

1981 - 1985	Dean
Faculty of Management
The Leon Recanati Graduate School of Business Administration
Tel Aviv University

1980 - 1981	Visiting Professor of Finance
& Summers	J.L. Kellogg Graduate School of Management
of 1982-92,94,95	Northwestern University, Evanston, Illinois

1979 - 1980	Chairman
Committee of Business Administration Colleges
Council for Higher Education, Israel

1975 - 1980	Research Director
&1969 - 1973	Israel Institute of Business Research
Faculty of Management, Tel Aviv University

1974 - 1975	Visiting Economist
Division of Research and Statistics
Board of Governors of the Federal Reserve System
Washington, D.C.

1973 - 1974	Visiting Financial Economist
Research Division
Federal Deposit Insurance Corporation (FDIC)
Washington, D.C.

1968 - 1969	Associate Professor (part-time)
Department of Business Administration
The George Washington University
Washington, D.C.

1967 - 1969	Financial Economist
Research Division
Federal Deposit Insurance Corporation (FDIC)
Washington, D.C.

1967	Instructor
Carnegie-Mellon University

6.	Professional Experience

2007 - present	Director, Gazit-Globe Ltd.,
Ceragon Networks Ltd.

2006 - present	Director, ICL-Israel Chemicals Ltd.

1999 - present	Director, Atidim, Science-Based Industrial Park Ltd.

2011	Director, Discount Investment Corporation Ltd.

2007 - 2013	Director, Itamar Medical Ltd

2007 - 2010	Director, Bank Hapoalim B.M

1996 - 2006	Chairman, Tel Aviv Stock Exchange

2001 - 2004	President, International Options Market Association (IOMA)

1992 - 1996	Chairman, Wage Committee
Association of University Heads, Israel

1991 - 1996	Chairman & Founder
Maalot, Israel Securities Rating Co. Ltd.

1990 - 1991	Chairman of the Board, Betah Ltd.

1989 - 1991	Director, Manulife - Menorah Ltd.

1986 - 1991	Director, Israel Discount Bank Ltd.

1985 - 1991	Director
Ilanot - Discount’s Mutual Funds Management Company.

1985 - 1988	Director, Scitex R&D (1985) Ltd.

1983 - 1986	Director
Israel Development and Mortgage Bank Ltd.

1977 - 1980	Director
Israel Bank of Agriculture

1976 - 1980	Consultant
Planning Division
Bank Leumi le Israel Ltd.

1970 - 1982	Member
Financial Management Committee
Israel Management Center

1969 - 1973	Consultant
Israel Examiner of Banks
Bank of Israel

Previous Editorial Positions

Multinational Finance Journal - Associate Editor

Issues in Banking (Hebrew) - Editorial Board

Quarterly Banking Review (Hebrew) - Editorial Board

Scientific Editor

A series of in-depth analytical reports in Hebrew of Israeli industries published by Globes in cooperation with Maalot:

1.	Residential real-estate, 1996

2.	Tourism and hotels, 1997

3.	Marketing channels, 1998

4.	Telecommunication, 1998

Memberships

European Finance Association

Financial Management Association

Appendix B

The remuneration to which Prof. Yair Orgler will be entitled as an External Director of the Company (as well as related information concerning remuneration of other directors)

Below are the details of the remuneration to which Prof. Yair Orgler will be entitled from the date of his re-appointment by the general meeting as an external director of the Company (as well as related information concerning remuneration of other directors):

1.	Remuneration of the Directors

Prof. Yair Orgler, like the other directors of the Company who meet the conditions of expertise of an external expert director (except for those directors who fulfill other duties at the Company), is entitled to relative remuneration as stated in Regulation 8A of the Companies Regulations (Rules on Remuneration and Expenses for External Directors), 5760 - 2000), (“Remuneration Regulations”), as follows: US $56,000 annual remuneration and US $1,480 remuneration per meeting, subject (in accordance with the changes to the representative exchange rate of the Israeli Shekel compared with the US dollar) to the said compensation not being less than the minimum amount set for the Company in accordance with the Company’s rating in the Second and Third Schedules of the Remuneration Regulations under the Companies Law and not higher than 50% of the maximum amount for a company of the Company’s rating in the Second, Third or Fourth Schedules, as the case may be, of the Remuneration Regulations under the Companies Law (with these minimum and maximum amounts being linked to the consumer price index in accordance with the Remuneration Regulations). The payment for participation at a Board meeting by telephone or other modes of communication stands at 60% of the per-meeting participation remuneration stated above, and payment for action of the Board via written resolutions stands at 50% of the above-stated per-meeting participation remuneration.

Messrs. Chaim Katzman and Arie Mientkavich are not entitled to directors’ remuneration for thier service for the Company.

2.	Exemption, Indemnification and Insurance

Prof. Yair Orgler (and each of the other members of the Board) are entitled to the arrangements for indemnification, exemption and insurance of office holders of the Company as approved (or as shall be approved from time to time) applicable to directors. As of the date of this report, the Cmpany holds office holder insurance with limits of US $100 million (per incident and per year). Moreover, Prof. Orgler (and each of the other Board members of the Company) is entitled to coverage under the company’s office holder insurance policy, as approved by the general meeting of shareholders of the Company on January 12, 2012. Such coverage includes, following the publication of Company’s prospectus, Public Offering of Securities Insurance (POSI) in the U.S. for a period of up to 7 years (the “Insurance Term”) in coverage of not more than US $100 million per incident and per the Insurance Term. For details, see the immediate report regarding the calling of the general meeting of December 5, 2011, reference No.: 2011-01-353178 and the immediate report regarding the results of the meeting of January 12, 2012, reference No. 2012-01-014208; the information contained therein is incorporated herein by reference.

Moreover, in accordance with the Company’s Articles of Association and in accordance with the resolution of the general meeting of shareholders of the Company of December 31, 2006, the Company has undertaken to grant prior indemnification to anyone serving as an office holder of the Company (including external directors), including office holders of the Company serving on behalf of the Company in another company in which the Company holds at least 25% of the rights in the capital and/or of the voting rights and/or of the rights to appoint directors. The undertaking is given for liabilities and expenses, in accordance with the provisions of the Companies Law, and this is in connection with a series of events (grounds for indemnification) as detailed in the letter of indemnification. The maximum indemnification amount that the Company may pay to any office holder, as stated above, cumulatively, in accordance with the letter of undertaking, will not be greater than 20% of the Company’s equity in accordance with the latest financial statements of the Company published prior to the actual payment of the indemnification. Moreover, the Company has decided to exempt, in advance, its office holders (including the directors) from liability for damage caused and/or to be caused to the Company by the office holder due to the breach of the duty of care towards it, except for a breach of the duty of due care for a dividend distribution, as defined in the Companies Law. On December 13, 2011, the Company’s general meeting approved the updating of the indemnification conditions for the Company’s directors (including Prof. Orgler), in such a way so as to allow for indemnification to the limits permitted pursuant to the Effectiveness of Enforcement Procedure in the Securities Authority Law (Legislation Amendments), 5771 - 2011, i.e. - indemnification for the payment to the injured party imposed on the party in breach for damages caused as stated in Section 52liv(a)(1)(a) of the Securities Law or for expenses incurred in connection with administrative proceedings in his or her matter, including reasonable litigation expenses and including attorneys’ fees. For details, see the Report for the Convening of the General Meeting of November 8, 2011, (reference No.: 2011-01-320382), and the immediate report regarding the results of the meeting of December 13, 2011, (reference No.: 2011-01-320382); the information contained therein is incorporated herein by reference.

Appendix C

GAZIT-GLOBE LTD.

Office Holders Compensation Policy

1.	Background – purpose, application and update

1.1.	On November 2012, the Knesset passed Amendment no. 20 to the Companies Law, 5759-1999 (the “Companies Law” or the “Law”) setting forth for the first time the statutory principles of office holder compensation policy that every public company is required to adopt. The compensation policy specified in this document, combines the new provisions of law on the matter, with the principles pertaining to remunerating the Company’s office holders, previously adopted by the Company’s board of directors pursuant to the recommendations of the Compensation Committee that was established by the Company and that operates in accordance with the provisions of the Companies Law. This policy has practical significance, with respect to the manner of approving actual compensation conditions of any of the Company’s office holders in the future, but it also has basic significance, as it methodically and publicly prescribes the main principles deemed relevant by the Company’s board of directors regarding office holder compensation and the manner of application of such principles in practice. The various compensation components are intended to encourage continued employment of the Company’s office holders in the Company, as well as to allow for the employment of new office holders selected from a strong pool of human resources that can contribute to the Company, promote its objectives and improve its performance, as well as define and create appropriate linkage between the performance of the Company and the office holders and the compensation granted to them. The formulation of a universal policy may also improve the transparency of the Company’s compensation rules (within and without of the Company), align the expectations of the Company and its office holders, and is intended, inter alia, to create a basis for compensation of each of the office holders that takes into account such office holder’s personal performance.

1.2.	The policy applies to the compensation conditions of all the office holders of the Company, which include, as of the date of adopting this policy, the President, Senior Executive Vice Presidents and Vice Presidents. This policy shall also apply to each board member filling an executive position in the Company (excluding controlling shareholders of the Company). In this policy document, compensation conditions mean: the terms of the tenure or employment conditions of the office holder, including providing exemptions, insurance, indemnity undertakings or indemnity by additional indemnity commitment, severance pay (bonus, payment, reward, compensation or any other benefit granted to office holders in connection with termination of their position with the Company), and any benefit, other payment or undertaking to make such payment, granted for such tenure or employment.

1.3.	In determining the policy, the Compensation Committee and the board of directors considered the nature of the Company’s activity and structure as of the date of adopting the policy, as follows: the Company, via holding companies owns, manages and develops commercial real estate in North America, Europe, Israel and Brazil and its securities are registered for trade on the Tel Aviv Stock Exchange Ltd. and on the New York Stock Exchange (NYSE). It was also taken into consideration that the man power structure in the Company primarily includes a small number of senior executives, mid-level executives, legal and finance departments, and administrative support employees.

1.4.	Naturally, the compensation policy must be examined from time to time, whether due to material changes in the Company – its size, character and areas of operation, variety of risks, the markets in which the Company operates, among others - , or whether due to material changes in the macro-economic environment and market practices in Israel pertaining to office holder compensation in general and in comparable companies specifically. The Compensation Committee will examine at least once per year whether such material changes have occurred, and in any event the committee and the board of directors will examine the substance of the policy once every three years, as required by the Law.

1.5.	For avoidance of doubt it is clarified that this policy document does not create for any office holder, present or future, any legal rights or obligations of the Company, and that rights and obligations of each office holder is or shall be determined, as applicable, in the engagement agreement between him and the Company and by applicable law which.

2.	Discretion

2.1.	This compensation policy was approved by the board of directors, and a specific compensation of an office holder that shall be determined by the Company, after taking into consideration the following:

•	Promoting the Company’s purposes, work plans and policy, from a long-term perspective;

•	Creating alignment of interest between the office holders and shareholders of the Company;

•	Creating appropriate incentive for office holders, considering, inter alia, the Company’s risk management policy;

•

The office holder’s contribution to achieving the Company’s objectives and maximizing its profits, from a long-term perspective and in accordance with the office holder’s position (with respect to variable compensation components);

•	Creating team work atmosphere while encouraging excellence among company employees;

•

The unique characteristics of the Company, being a global real estate company traded on the NYSE and on the Tel Aviv Stock Exchange, owning a number of subsidiaries and being active in about 20 countries and six different stock exchanges around the world. The Company manages its local and international operation via a small headquarters headed by a number of senior executives (the the office holders) in positions of great responsibility and complexity.

2.2.	The compensation policy takes into account, and specific compensation shall take into account, the size of the Company, its resources and the nature of its activity, including for purpose of determining a group of comparable companies to be used as a reference group in connection with the evaluation of the remuneration of its senior executives. The parameters that the Company deems relevant for purpose of determining the reference group are, inter alia: the Company’s area of activity, the Company’s market value, the Company’s equity, the size of the Company’s balance sheet, the amount of the Company’s income, the indexes of the stock exchanges on which the Company’s securities are traded and the place of residence of the relevant office holder.

2.3.	Additional relevant details for determining specific office holder compensation:

•	Consideration of the education, skills, expertise, professional experience and achievements of a candidate or acting office holder.

•	Consideration of the position, areas of responsibility and prior agreements with the office holder (not relevant for candidates to be office holders).

•

Relationship to other office holders and employees of the Company – at the time of approving office-holder compensation, details shall be presented and taken into account regarding: (1) the compensation of similar-level office holders of the Company; (2) the salary of the preceding office holder in such position (if applicable); (3) the average salary and median salary of Company employees and third party contractors working for the Company and the relation of each of these to the compensation proposed for the office holder – for these purposes, taking into consideration the influence which the gap between the employment terms of the office holder and the salary conditions of other employees of the Company has on working relations in the Company.

•

The compensation that the relevant office holder receives for the duties he fulfills in companies controlled by the Company, if such compensation exists and paid directly to such office holder, which shall be calculated, for purpose of determining compensation terms with the Company, as part of the office holder’s comprehensive compensation package from Company.

3.	Comprehensive compensation package

3.1.	Office holder compensation package shall be comprised of three main components: current salary (and ancillary components), annual bonuses, and long-term equity compensation (through allocating securities or mechanisms mirroring their activity). Medium-term compensation (annual bonuses), which is for the most part based on quantitative goals, and in particular the long-term compensation are intended to promote parallel interests between the office holder and the Company and reinforce the link between the Company’s performance and the office holder’s compensation.

3.2.	While considering each compensation component (including if considering a particular component on its own), the comprehensive compensation package shall be taken into consideration, and the overall cost and implications thereof shall be taken into account, i.e. financial, accounting and tax implications for the Company, as well as business and inter-organizational implications, including influence on other employees of the Company.

3.3.	While considering each compensation component (including in the event of equity compensation), its full potential accounting and cash-flow cost shall be examined, including the potential costs under various realistic scenarios.

3.4.	The proportion between the three main compensation components shall be as set forth in the following table (the percentages represents the maximum portion of variable component out of fixed component):

Office Holder	Fixed salary(1)	Variable Components
		Annual bonus	Equity compensation(2)
President	100%	100%	145%
Senior Executive Vice Presidents	100%	75%	75%
Vice Presidents	100%	75%	75%
Deputy Chairman of the Board	100%	58%	105%

(3)	Including the office holder’s gross salary, social benefits, cost of vehicle made available for use of the office holder and a tax gross-up.
(4)	Including share options, restricted share units (“RSUs”) and performance based share units (“PSUs”) (see Section 6.6 hereunder).

4.	Fixed salary and ancillary components

4.1.	The fixed compensation of the office holder shall be determined according to what is customary among office holders in similar positions with companies comparable to the Company, based on a presemption that in order to recruit and retain high level office holders, the Company must present an attractive alternative in comparison with companies that constitute potential competition for the Company in recruiting senior management personnel. Therefore, principally, public reporting companies of similar equity size to the Company shall be taken into consideration; the amount of their assets; their income and profits, the indexes in which they are included and if possible, subject to Israeli market size limitations, companies from the same field of activity.

In order for the Company to offer an attractive and competitive alternative for quality skilled personnel, the Company’s board of directors is of the opinion that it is important that office holder’s salary shall be in the top range of salary paid to office holders in comparable companies.

4.2.	Updates to office holders salaries shall be considered regularly, and salaries shall be updated as necessary, as follows: (A) with respect to employment agreements for undefined periods of time – once every two years; (B) with respect to employment agreement for a predefined term – upon the end of the agreement period and prior to renewal.

4.3.	Conditions ancillary to the salary:

•

Linkage of office holder salary to the consumer price index shall be permitted only with respect to personal contracts for predefined terms of two years or more, whereby the salary is updated once per calendar year in the amount of the increase in the consumer price index.

•	Social benefits and ancillary perquisites customary among comparable companies.

•	The Company shall be able to grant a tax gross-up for the value of vehicle use and value of mobile phone and home phone use (if applicable) as customary among companies of similar size.

5.	Annual bonus – variable compensation contingent on objectives and performance

5.1.	The annual bonus shall be calculated with reference to achieving quantitative objectives set for the Company, specified in section 5.7 below and in accordance with the discretion of the Compensation Committee and the Board of Directors, provided that such discretion shall not exceed 20% of the total annual bonus paid to office holder; regarding office holders excluding the President and executive directors, up to 50% of the annual bonus might be paid based on quantitative objectives set for the office holder (other than for the Company) which may include the objectives of the unit for which the office holder is responsible. Notwithstanding the above, if it will be possible in accordance with the Companies Law and regulations and orders issued by virtue thereof, to determine regarding an office holder who is not an executive director or President of the Company, that variable components will be paid based on non measurable parameters, then the restriction set forth above according to which personal goals set to these office holders will be measureable, will be removed.

5.2.	The Compensation Committee and the Board of Directors, shall assemble to discuss the annual bonuses based on the annual financial statements of the Company (or based on a draft thereof), provided the final decision of the Compensation Committee and the board of directors must be reached on the basis of the final version of such financial statements.

5.3.	The quantitative objectives themselves shall be set with the aim of optimizing office holder motivation, i.e. so that they are not too low (such that incentive payments are paid in return for achieving relatively easy objectives) or too high (such that the employee will presume they are unrealistic).

5.4.	The objectives and bonus formula: (A) shall distinguish between ongoing activity of the Company and between one-time events and event not under the control of the Company’s management; (B) shall take into consideration the “appetite for risk” of the Company for the bonus period.

5.5.	The Maximum amount of the annual bonus shall not exceed: (A) With respect to the Company’s President – 12 monthly salaries; (B) with respect to other office holders of the Company – 9 monthly salaries; (C) with respect to the Deputy Chairman of the Board – 7 monthly salaries.

5.6.	The Compensation Committee and the board of directors shall be authorized to reduce the amount of the bonus considered actual circumstances if, in the opinion of the committee and the board of directors, such circumstances are not sufficiently reflected to an appropriate extent in the results of the Company.

5.7.	Company objectives shall take into consideration the following parameters:

Parameter	Weight out of Company objectives
FFO per share	5%-15%
Net asset value (NAV) per share	5%-15%
Consolidated leverage ratio	5%-15%
Solo leverage ratio	5%-15%
Performance of Company shares versus relevant indexes	15%-25%
Management and general expenses objective	15%-25%
Discretion of the board of directors	Up to 20%

With respect to each year, the Company’s board of directors shall be entitled to replace up to 2 of the aforementioned parameters, for 2 other operational or financial parameters, provided the new objectives shall be quantitative objectives.

5.8.	A target value, minimum value and maximum value shall be set for each objective. the graph of the bonus shall be linear, in the range between the minimum and maximum value, or target value, as determined by the Compensation Committee and the Board. Threshold condition for bonus payments to office holders will be a weighted value of at least 80% compliance with the objectives.

5.9.	No guaranteed minimum bonus amount shall be set for any year.

5.10.	The parameters, objectives and considerations used for determining the annual bonus shall be set by the Compensation Committee and by the board of directors on an annual basis, following discussion of the Company’s annual budget and no later than March of the applicable year.

5.11.	The annual bonus shall be paid no later than the date that the salary is paid for the month following the month in which the annual financial statements were approved for the year for which the bonus is being paid.

5.12.	Office holders shall refund to the Company amounts paid to him as part of his employment with the Company, if paid on basis of data found to be erroneous. The refunded amount shall incur index linkage differentials from the date of payment and until the date of refund to the Company.

5.13.	The Board of Directors shall be entitled, in the event of dismissal of an office holder during any calendar year (unless dismissed for reasons that would entitle the Company to refrain from paying severance pay), subject to approval of the Compensation Committee, pay such office holder a pro rata part of the annual bonus he would have been entitled to had he continued serving in his position until the end of the calendar year, provided that the amount of the bonus that shall be paid shall not exceed the amount representing the fraction of the period during which he served as an office holder in the applicable year, including such part of the advanced notice period during which the office holder continued to serve in his position in practice. Such pro rata part of the bonus shall be paid on the date of paying bonuses to all other office holders of the Company.

5.14.	The Compensation Committee and the Board of Directors shall be authorized to determine that an office holder that began to work during a calendar year and worked for three months or more during such calendar year, shall be entitled to a pro rata bonus for his work in the Company during that year.

6.	Long-term equity compensation

6.1.	In the event a new office holder is brought in, the granting of securities compensation to such new office holder shall be considered in accordance with conditions similar to the previous grant of securities to office holders of the Company.

6.2.	Upon the granting of equity compensation, the dilution resulting from the grant shall be considered in addition to considering its financial value.

6.3.	At the time of discussing equity compensation grants, the financial value of previously allocated securities whose vesting period has not yet been concluded shall be considered.

6.4.	The vesting period of the equity grants shall be no shorter than 3 years, while in each year a proportional part of the allocated securities shall vest, in order to secure an incentive for office holder to continue contributing to the Company and its long-term performance while retaining such office holders in the Company. Each vested share shall be exercisable during a period that shall be no less than a year.

6.5.	The financial value of the securities allocated as long-term compensation (according to the valuation method used in preparing the Company’s financial statements, before depreciation due to pre-vesting abandonment, if such was used for purpose of the financial statement) at the time of grant, divided by the number of vesting years (“Annual Financial Value”), shall not exceed: (A) with respect to the President of the Company – NIS 2,750,000, (B) with respect to any other office holder - the financial equivalent of 9 monthly salaries, (C) with respect to Deputy Chairman of the Board – NIS 1,000,000.

6.6.	Up to half of the equity compensation that is granted to any office holder can be made in the form of restricted share units, with a vesting period as set forth in Section 6.4 above. The vesting of up to half of such restricted share units (i.e. up to 25% of the total equity compensation), can be made in the form of PSUs, which vesting contingent upon long-term performance of the Company, including, for example, minimum share yield (gross, including distributed dividends) over a period no shorter than three years, whereby the share units shall vest only if such yield was achieved upon the end of such three year period.

6.7.	The exercise price of the securities that shall be determined at each grant shall be no less than the average price of the Company’s share on the stock exchange during the 30 trading days preceding the date of the board of directors’ approval, unless it is determined that the share price volatility requires calculating an average for a longer period.

6.8.	At the time of granting equity compensation, no ceiling shall be set for the exercise value of the securities allocated as equity compensation, and this considering the solid character of the Company and the understanding that the long-term nature of the equity compensation can stand in contradiction to the idea setting a ceiling.

7.	Security Holding Requirement

The Company’s Board of Directors sees importance in creating an identity between the interests of the Company’s office holders to those of the shareholders of the Company. Accordingly, the Board of Directors will adopt binding guidelines according to which the Company’s office holders shall be obligated to hold Company’s shares during their tenure with the Company, in such quantity to be determined by the Compensation Committee and the Company’s Board of Directors.

8.	Term of the agreement and resignation conditions

8.1.	The term of the employment agreement shall not exceed three years, or shall be for an undefined term with possibility of termination on the part of the Company without cause upon notice of no more than 6 months.

8.2.	Termination by the Company “at will”, shall entitle the office holder to the following rights, all or some, according to such office holder employment agreement:

(E)	Advance notice period not exceeding 6 months, during such period the office holder shall be entitled to all ancillary components including bonus;

(F)	Adaptation period not to exceed 6 months to the President and 4 months to other office holders, during which the office holder shell be entitled to monthly salaries and social benefits;

(G)	Release of the severance pay moneys accumulated for such office holder in the severance fund (arrangement according to Section 14 of the Severance Pay Law);

(H)	Acceleration of all equity compensation components allocated to the office holder that have not yet vested.

8.3.	After conclusion of the office holder tenure, and if the employment term was at least 5 years, the Compensation Committee and the board of directors are entitled to discuss the possibility, and employment agreement may include provision, according to which the company shall grant a special bonus (that shall be added to the aforementioned amounts), considering the following factors: the employment period, the conditions thereof, performance of the Company during the employment period; contribution of the office holder for achieving the Company’s objectives and maximizing its profits; and the circumstances of termination. The amount of such special bonus shall not exceed the sum of 12 monthly salaries, according to the monthly salary of the office holder during the year the employment was terminated.

8.4.	The Company shall not pay any amounts to office holders for non-competition undertakings at the end of tenure with the Company.

8.5.	Change of control in the Company

8.5.1.	The office holder’s employment agreement may include a provision whereby in the event of dismissal of the office holder (not for cause) or resignation during a period of 12 months following an event of change of control in the Company, the office holder shall be entitled to accelerate vesting of all equity compensation components granted to him that have yet to vest as of the date of termination of his employment.

8.5.2.	In addition to the aforementioned, the board of directors shall be entitled, in the event of termination following change of control event, to grant office holders special bonuses in the amount of up to 24 monthly salaries.

9.	Insurance, indemnity and liability exemption

9.1.	Application of D&O insurance, indemnity and liability exemption conditions for office holders shall be uniform for all office holders (directors and executive officers).

9.2.	Company policy is to grant indemnity undertaking to all Company office holders upon entering their position, that the indemnifiable events shall be examined once every two years, and that the maximum indemnity amount shall be 25% of the Company’s equity according to the Company’s latest financial statements published prior to the actual date of indemnity payment.

9.3.	Company policy is to purchase D&O insurance, at acceptable coverage limits considering the size of the Company, its market value, the nature of its activities and the fact that securities of the Company are traded on stock exchanges around the world.

10.	Tenure conditions of directors

Tenure conditions of all directors who do not hold additional positions in the Company shall be identical, and shall comply with compensation conditions for external directors. The Company is entitled, according to any applicable law, to pay such compensation to directors who are controlling shareholders of the Company.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.